Real Appoints National Director of Growth, Grants Restricted Share Units and Appoints Corporate Secretary

NEWS PROVIDED BY The Real Brokerage Inc. → Nov 06, 2020, 07:30 ET

TORONTO and NEW YORK, Nov. 6, 2020 /PRNewswire/ -- The Real Brokerage Inc. (TSXV: REAX) (OTCQX: REAXF) ("Real"), a national, technology-powered real estate brokerage in the United States of America ("U.S."), announced that Ray Pel has joined Real Broker LLC, a wholly owned subsidiary of Real, as national director of growth.

Mr. Pel will help define, coordinate and execute the growth and expansion plan and optimize the revenue funnel for the company.

"It is always exciting to join at the early stage of a fast-growing company," said Mr. Pel. "I am really looking forward to this journey."

With over 30 years of experience in management and ownership, Mr. Pel brings a skillset of experience and knowledge for growth, management, leadership, training, sales and service experience. He has worked with large companies including Allstate Financial and Insurance, Keller Williams, National Fitness Corporation and eXp Realty as well as small to middle market companies including Hart's Athletic Clubs, NRU and other regional fitness chains.

"Agent growth and nationwide expansion are key priorities for Real, and we are excited to have Ray's remarkable experience and talent supporting the effort," said Tamir Poleg, co-founder and CEO of Real.

Separately, Real announced that a total of 10,265 RSUs were granted to senior officers of Real and are payable in common shares. The RSUs will vest in stages over a three year period.

Real is also pleased to announce that Michelle Ressler has been appointed as corporate secretary, succeeding Gus Patel, who resigned effective October 12, 2020.

About Real
Real (www.joinreal.com) is a technology-powered real estate brokerage in 21 U.S. states and the District of Columbia. Real is on a mission to make agents' lives better, creating financial opportunities for agents through higher commission splits, best-in-class technology, revenue sharing and equity incentives.

Forward-looking Information
This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release, and the OTCQX has neither approved nor disapproved the contents of this press release.

Media contact: Lynda Radosevich, lynda@joinreal.com

SOURCE The Real Brokerage Inc.

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